EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

The following is a list of our subsidiaries as of December 31, 2012:

1.	Ambassador Programs, Inc., incorporated in Delaware
2.	Ambassadors Unlimited, LLC., a Delaware state limited liability company
3.	BookRags, Inc., incorporated in Delaware
4.	World Adventures Unlimited, Inc., incorporated in Delaware

The following is a list of Ambassador Programs, Inc.’s subsidiaries as of December 31, 2012:

1.	AGI Hong Kong Limited, incorporated in Hong Kong
2.	Marketing Production Systems, LLC., a Washington state limited liability company

The following is a list of AGI Hong Kong Limited’s subsidiaries as of December 31, 2012:

1.	Beijing People to People Education Consultation Co., Ltd, incorporated under the Peoples Republic of China